February 15, 2005


Leo Chang
Watson, Farley & Williams
100 Park Avenue, 31st Floor
New York, New York 10017

Re:  	Teekay LNG Partners L.P.
Form F-1; Amendment No. 1
Filed January 28, 2005
File No. 333-120727

Dear Mr. Chang:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3. Significant Forecast Assumptions
Interest Expense, page 66

1. Please disclose the amount of debt and related capitalized interest associated with new construction that has been excluded, along with the associated interest rate.


Certain Relationships and Related Party Transactions, page 146

2. Revise your disclosure to describe in greater detail the "incentive fee" that may be payable by you to your general partner,
Teekay Shipping Corporation, pursuant to the omnibus agreement. Quantify the incentive fee and discuss the extent to which the amounts payable are discretionary. Furthermore, to the extent that this incentive fee reduces your cash available for distribution, please revise the "Risk Factors" and "Cash Available for Distribution" sections.

Conflicts of Interest and Fiduciary Duties, page 155

3. We note your response to comment 47 and 23 that the provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States. Please provide a detailed comparison of the material differences from Marshall Islands law to the United States law for your unitholders.
Otherwise, please provide representation that there are no material differences between Marshall Islands law and United States law.

Unaudited Pro Forma Consolidated Financial Statements of Teekay
LNG
Partners L.P.
Notes to Unaudited Pro Forma Consolidated Financial Statements
Note 1. Basis of Presentation, page F-8

4. Refer to prior comment number 64. We note that you could not estimate for pro forma purposes expenses associated with the services agreement and fees and costs of the general partner. However, expenses for such were reflected in the forecast. Please reconcile the respective treatments for pro forma and forecast purposes.

Note 3. Pro Forma Adjustments and Assumptions, page F-9

5. For each period presented, please clearly disclose how basic and diluted earnings per unit for each type of unit and in total were calculated and the basis for the number of units used in the calculation. Your disclosure should include the rights to earnings of each type of unit in determining the amount of earnings allocated to each type of unit.

6. Also, please cross reference the calculation of pro forma earnings per unit disclosed in "Summary" and "Selected" data to the calculation here.

Consolidated Audited Financial Statements of Teekay Shipping Spain
Note 1. Summary of Significant Accounting Policies
Basis of presentation, page F-18

7. Refer to prior comment number 71. We note that you do not use self insurance as a form of insurance. It appears from your disclosure at the top of page 133 that you have self insurance that is guaranteed by a related company. Please clarify your response in regard to this disclosure, and tell us the related company that provides the guarantee.

8. Additionally, explain to us how you account for the gross amount of claims covered by such guarantee. If claims are recorded net of the amount guaranteed, please explain why this presentation is appropriate.

Note 8. Related Party Transactions, page F-24

9. Refer to prior comment number 78. Please explain whether or not the operations of NFT Gas prior to its acquisition by Teekay Spain were included in the financial statements of Teekay Spain, and why such reporting was appropriate. Tell us the amount of revenues, expenses and net income of NFT Gas for 2002.

Exhibits

10. Please note that we will not be in a position to accelerate the effectiveness of this registration statement until the outstanding comments on your filing are resolved, including comments on any exhibits to be provided by amendment, such as the opinions. The staff will need ample time to review these exhibits once on file.

Closing

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on the financial statements and related disclosure to Doug Jones at (202) 824-5368, or Michael Fay, at
(202)
942-1907.  Direct any other questions to Hanna Teshome at (202)
942-
2975, or in her absence to me at (202) 942-2936.


      Sincerely,



							Sara W. Dunton
							Branch Chief



cc:	via facsimile
	Alan P. Baden
	Vinson & Elkins LLP
	(212) 237-0100






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Teekay LNG Partners L.P.
February 15, 2005
Page 1